January 3, 2007
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Mergers and Acquisitions
Mail Stop 3628
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attn: Ade K. Heyliger

Re:	Cyberonics, Inc. Preliminary Proxy Statement on Schedule 14A Filed December 22, 2006 File No. 000-19806
Ladies and Gentlemen:
     We have reviewed your comment letter dated December 29, 2006. Set forth below are our responses to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. References to “we,” “us,” “our” and “the Company” herein refer to Cyberonics, Inc.
Schedule 14A
General
1.	The preliminary proxy statement filed was not identified with the appropriate header tag to indicate the materials relate to a contest. Thus, please resubmit this filing with the PREC14A Edgar header tag to so indicate. Contact Sylvia J. Pilkerton in the Office of Edgar and Information Analysis by facsimile at (202) 772.9216 to request guidance on resubmitting the filing with the appropriate header tag. Additionally, please revise your disclosure to more prominently acknowledge the contesting proxy materials.
Response:
We will resubmit the preliminary proxy statement with the PREC14A Edgar header tag as required. In addition, we have revised the disclosure in the proxy statement to more prominently acknowledge the contesting proxy materials. Specifically, we have moved

Cyberonics, Inc. * 100 Cyberonics Boulevard * Houston, Texas 77058 * (800) 332-1375

United States Securities and Exchange Commission
Division of Corporate Finance
January 3, 2007

the section formerly entitled “Stockholder Director Nominations” under Proposal 1: Election of Directors. As revised, Proposal 1: Election of Directors consists of two separate sections, one entitled “Our Director Nominees” and “Possible Stockholder Solicitation.”
Who is participating in the proxy solicitation and who will pay for this cost, page 3
2.	We note that you may employ various methods to solicit proxies, including mail, telephone, facsimile or electronically. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.
Response:
We will file all written soliciting materials (including emails and scripts for soliciting proxies over any medium) as required.

3.	If solicitation via the internet is among the methods you may employ to solicit proxies, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.
Response:
We do not plan to solicit via internet chat rooms. If for any reason we later decide to solicit via internet data rooms, we will first notify the Staff of the websites we intend to utilize.
     If you have any questions or comments regarding this letter, please contact David Wise at (281) 228-7268.

Sincerely, CYBERONICS, INC.
By:	/s/ David S. Wise
David S. Wise, Vice President,
General Counsel and Secretary